

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

December 31, 2003

Notice

For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and on Form 10-K for the fiscal year ended December 31, 2003 (when available).

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Geographic Diversification

As of December 31, 2003			
State	**# of Centers**	**GLA**	**% of GLA**
South Carolina (1) (2)	3	1,144,899	13%
Georgia	4	949,190	11%
New York	1	729,238	8%
Texas	2	619,976	7%
Alabama (2)	2	615,250	7%
Delaware (2)	1	568,787	6%
Tennessee	2	513,581	6%
Michigan	2	437,651	5%
Utah (2)	1	300,602	3%
Connecticut (2)	1	291,051	3%
New Hampshire (2)	3	289,711	3%
Missouri	1	277,883	3%
Iowa	1	277,230	3%
Oregon (2)	1	270,280	3%
Illinois (2)	1	258,114	3%
Pennsylvania	1	255,059	3%
Louisiana	1	245,199	3%
Florida	1	198,789	2%
North Carolina	2	187,702	2%
Indiana	1	141,051	2%
Minnesota	1	134,480	2%
California	1	105,950	1%
Maine	2	84,313	1%
Total	36	8,895,986	100%

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a 33.3% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Property Summary – Occupancy at End of Each Period Shown

Location	Total GLA 12/31/03	% Occupied 12/31/03	% Occupied 09/30/03	% Occupied 06/30/03	% Occupied 03/31/03	% Occupied 12/31/02
Riverhead, NY	729,238	100%	99%	100%	98%	100%
Rehoboth, DE (2)	568,787	99%	n/a	n/a	n/a	n/a
Foley, AL (2)	535,675	99%	n/a	n/a	n/a	n/a
San Marcos, TX	442,486	100%	98%	96%	100%	100%
Myrtle Beach, SC (2)	427,472	96%	n/a	n/a	n/a	n/a
Sevierville, TN	419,023	100%	99%	100%	100%	100%
Hilton Head, SC (2)	393,094	89%	n/a	n/a	n/a	n/a
Commerce II, GA	342,556	96%	94%	97%	93%	99%
Howell, MI	325,231	100%	99%	99%	99%	100%
Myrtle Beach, SC (1)	324,333	100%	100%	100%	100%	100%
Park City, UT (2)	300,602	96%	n/a	n/a	n/a	n/a
Westbrook, CT (2)	291,051	93%	n/a	n/a	n/a	n/a
Branson, MO	277,883	100%	100%	99%	97%	99%
Williamsburg, IA	277,230	96%	96%	98%	97%	100%
Lincoln City, OR (2)	270,280	92%	n/a	n/a	n/a	n/a
Tuscola, IL (2)	258,114	78%	n/a	n/a	n/a	n/a
Lancaster, PA	255,059	100%	98%	96%	94%	98%
Locust Grove, GA	247,454	100%	100%	99%	99%	100%
Gonzales, LA	245,199	99%	95%	99%	97%	99%
Tilton, NH (2)	227,966	96%	n/a	n/a	n/a	n/a
Fort Myers, FL	198,789	94%	86%	89%	97%	99%
Commerce I, GA	185,750	77%	74%	71%	79%	90%
Terrell, TX	177,490	100%	97%	97%	96%	100%
Dalton, GA	173,430	100%	82%	95%	93%	98%
Seymour, IN	141,051	77%	75%	74%	74%	80%
North Branch, MN	134,480	100%	100%	99%	99%	100%
West Branch, MI	112,420	100%	100%	98%	95%	100%
Barstow, CA	105,950	87%	87%	80%	72%	62%
Blowing Rock, NC	105,448	100%	100%	90%	94%	100%
Pigeon Forge, TN	94,558	93%	97%	97%	95%	97%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
Boaz, AL	79,575	97%	97%	92%	95%	97%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
LL Bean, NH	50,745	100%	91%	91%	91%	100%
Kittery II, ME	24,619	100%	100%	100%	100%	94%
Clover, NH	11,000	100%	100%	100%	100%	100%
Casa Grande, AZ	n/a	n/a	79%	88%	89%	96%
Martinsburg, WV	n/a	n/a	n/a	n/a	61%	69%
Bourne, MA	n/a	n/a	n/a	n/a	n/a	n/a
Total	**8,895,986**	**96%**	**95%**	**96%**	**95%**	**98%**

(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.
(2) Includes nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a 33.3% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Portfolio Occupancy at the End of Each Period (1)



(1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a 33.3% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Major Tenants (1)

Ten Largest Tenants As of December 31, 2003			
Tenant	# of Stores	GLA	% of Total GLA
The Gap, Inc.	54	550,435	6.1%
Phillips-Van Heusen	96	448,584	5.0%
Liz Claiborne	55	373,604	4.3%
VF Factory Outlet	33	295,063	3.4%
Reebok International	33	254,002	2.8%
Dress Barn, Inc.	32	226,729	2.5%
Polo Ralph Lauren	23	175,604	2.0%
Brown Group Retail	35	168,908	1.9%
Sara Lee Corporation	41	161,528	1.8%
Nike	11	159,985	1.8%
Total of All Listed Above	413	2,814,442	31.6%

1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a 33.3% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Lease Expirations as of December 31, 2003

Percentage of Total Gross Leasable Area (1)



Percentage of Total Annualized Base Rent (1)



1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a 33.3% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Leasing Activity (1)

	03/31/03	06/30/03	09/30/03	12/31/03	Year to Date
Re-tenanted Space:					
Number of leases	35	25	15	6	81
Gross leasable area	138,468	68,903	43,662	20,982	272,015
New base rent per square foot	$16.89	$17.39	$19.43	$13.13	$17.13
Prior base rent per square foot	$16.38	$17.04	$17.36	$13.35	$16.47
Percent increase in rent per square foot	3.1%	2.1%	11.9%	-1.7%	4.1%
Renewed Space:					
Number of leases	117	56	17	6	196
Gross leasable area	538,506	238,833	53,893	22,500	853,732
New base rent per square foot	$13.35	$13.67	$12.71	$10.23	$13.32
Prior base rent per square foot	$13.19	$13.51	$15.07	$9.18	$13.29
Percent increase in rent per square foot	1.2%	1.2%	(15.6%)	11.4%	0.2%
Total Re-tenanted and Renewed Space:					
Number of leases	152	81	32	12	277
Gross leasable area	676,974	307,736	97,555	43,482	1,125,747
New base rent per square foot	$14.07	$14.50	$15.72	$11.63	$14.24
Prior base rent per square foot	$13.84	$14.30	$16.09	$11.19	$14.06
Percent increase in rent per square foot	1.7%	1.4%	(2.3%)	3.9%	1.3%

	03/31/03	06/30/03	09/30/03	12/31/03	Year to Date
Stores Opening:					
Number of stores	7	53	34	26	120
Gross leasable area	31,265	163,524	114,056	84,902	393,747
Base rent per square foot	$19.01	$17.81	$20.31	$18.74	$18.83
Stores Closing:					
Number of stores	40	29	18	17	104
Gross leasable area	105,429	81,297	100,013	50,483	337,222
Base rent per square foot	$17.58	$15.67	$16.39	$18.19	$16.86
Percent increase in rent per square foot	8.1%	13.7%	23.9%	3.0%	11.7%

1) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement and the nine centers in the Charter Oak portfolio of which Tanger owns a 33.3% interest through a joint venture arrangement.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	12/31/03	09/30/03	06/30/03	03/31/03	12/31/02
Assets					
Rental property					
Land	$119,833	$50,474	$50,474	$51,274	$51,274
Buildings	958,720	583,269	578,665	581,766	571,125
Developments under construction	--	--	2,490	--	--
Total rental property	1,078,553	633,743	631,629	633,040	622,399
Accumulated depreciation	(192,698)	(191,628)	(185,071)	(180,996)	(174,199)
Total rental property – net	885,855	442,115	446,558	452,044	448,200
Cash	9,836	209	203	209	1,072
Deferred charges – net	68,568	9,398	9,389	9,648	10,104
Other assets	23,178	13,666	12,822	13,424	18,299
Total assets	$987,437	$465,388	$468,972	$475,325	$477,675
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$147,509	$147,509	$147,509	$148,009	$150,109
Mortgages payable	370,160	172,552	173,188	173,811	174,421
Lines of credit	22,650	7,272	11,890	19,319	20,475
Total debt	540,319	327,333	332,587	341,139	345,005
Construction trade payables	4,345	7,188	8,010	7,560	3,310
Accounts payable & accruals	18,025	13,949	13,328	12,070	15,095
Total liabilities	562,689	348,470	353,925	360,769	363,410
Minority interests:					
Consolidated joint venture	218,148	--	--	--	--
Operating partnership	39,182	26,202	26,231	23,245	23,630
Total minority interests	257,330	26,202	26,231	23,245	23,630
Shareholders' equity					
Preferred shares	--	--	--	1	1
Common shares	130	105	103	93	90
Paid in capital	250,070	171,747	167,034	165,641	161,192
Distributions in excess of net income	(82,737)	(81,063)	(78,224)	(74,324)	(70,485)
Accum. other comprehensive loss	(45)	(73)	(97)	(100)	(163)
Total shareholders' equity	167,418	90,716	88,816	91,311	90,635
Total liabilities & shareholders' equity	$987,437	$465,388	$468,972	$475,325	$477,675

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/03	09/03	06/03	03/03	12/02	12/03	12/02
Revenues							
Base rentals	$22,432	$19,799	$19,523	$19,285	$20,136	$81,039	$74,117
Percentage rentals	1,459	784	552	395	1,601	3,190	3,552
Expense reimbursements	9,231	8,306	8,331	8,313	8,436	34,181	29,878
Other income	1,045	1,063	792	662	1,106	3,562	3,262
Total revenues	34,167	29,952	29,198	28,655	31,279	121,972	110,809
Expenses							
Property operating	10,810	9,836	9,887	9,702	9,886	40,235	34,882
General & administrative	2,188	2,492	2,453	2,428	2,235	9,561	9,224
Depreciation & amortization	8,094	6,956	6,946	7,128	7,197	29,124	27,941
Total expenses	21,092	19,284	19,286	19,258	19,318	78,920	72,047
Operating income	13,075	10,668	9,912	9,397	11,961	43,052	38,762
Interest expense	6,779	6,427	6,556	6,724	7,042	26,486	28,460
Income before equity in earnings of unconsolidated joint ventures, minority interests and discontinued operations	6,296	4,241	3,356	2,673	4,919	16,566	10,302
Equity in earnings of unconsolidated joint ventures	180	267	280	92	142	819	392
Minority interests:							
Consolidated joint venture	(941)	--	--	--	--	(941)	--
Operating partnership	(1,196)	(1,017)	(787)	(579)	(1,160)	(3,579)	(2,315)
Income from continuing operations	4,339	3,491	2,849	2,186	3,901	12,865	8,379
Discontinued operations (1)	492	29	(542)	5	1,259	(16)	2,628
Net income	4,831	3,520	2,307	2,191	5,160	12,849	11,007
Less applicable preferred share dividends	--	--	(363)	(443)	(442)	(806)	(1,771)
Net income available to common shareholders	$ 4,831	$ 3,520	$ 1,944	$ 1,748	$ 4,718	$12,043	$ 9,236
Basic earnings per common share:							
Income from continuing operations	$.39	$.34	$.26	$.19	$.38	$1.20	$.79
Net income	$.44	$.34	$.20	$.19	$.52	$1.20	$1.11
Diluted earnings per common share:							
Income from continuing operations	$.39	$.33	$.25	$.19	$.37	$1.17	$.77
Net income	$.43	$.33	$.20	$.19	$.51	$1.17	$1.08
Weighted average common shares:							
Basic	11,008	10,404	9,590	9,181	9,047	10,051	8,322
Diluted	11,183	10,623	9,809	9,408	9,279	10,283	8,514

(1) In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets", the results of operations for property disposed of during the year have been reported above as discontinued operations for both the current and prior periods presented.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	12/03	09/03	06/03	03/03	12/02	12/03	12/02
Funds from operations:							
Net income	$4,831	$3,520	$2,307	$2,191	$5,160	$12,849	$11,007
Adjusted for -							
Minority interest in operating partnership	1,196	1,017	787	579	1,160	3,579	2,315
Minority interest adjustment consolidated joint venture	(33)	--	--	--	--	(33)	--
Minority interest, depreciation and amortization in discontinued operations	184	138	21	200	641	543	2,006
Depreciation and amortization uniquely significant to real estate - wholly owned	8,034	6,892	6,873	7,054	7,127	28,853	27,647
Depreciation and amortization uniquely significant to real estate – joint ventures	294	287	266	254	255	1,101	422
Loss (Gain) on sale of real estate	(588)	--	735	--	(1,242)	147	(1,702)
Funds from operations	$13,918	$11,854	$10,989	$10,278	$13,101	$47,039	$41,695
Funds from operations per share	$.98	$.87	$.82	$.78	$1.01	$3.45	$3.40
Funds available for distribution:							
Funds from operations	$13,918	$11,854	$10,989	$10,278	$13,101	$47,039	$41,695
Plus -							
Corporate depreciation excluded above	60	64	73	74	71	271	295
Amortization of finance costs	354	332	309	317	312	1,312	1,217
Straight line rent adjustment	2	35	55	57	55	149	248
Less -							
Below market rent adjustment	(37)	--	--	--	--	(37)	--
Market rate interest adjustment	(149)	--	--	--	--	(149)	--
2nd generation tenant allowances	(1,457)	(1,860)	(387)	(1,417)	(455)	(5,121)	(2,226)
Capital improvements	(1,796)	(241)	(1,568)	(1,045)	(737)	(4,650)	(2,584)
Funds available for distribution	$10,895	$10,184	$9,471	$8,264	$12,347	$38,814	$38,645
Funds available for distribution per share	$.77	$.75	$.71	$.63	$.95	$2.85	$3.15
Dividends paid per share	$.615	$.615	$.615	$.6125	$.6125	$2.458	$2.4475
FFO payout ratio	63%	71%	75%	79%	61%	71%	72%
FAD payout ratio	80%	82%	87%	97%	64%	86%	78%
Diluted weighted average common shares	14,216	13,656	13,432	13,164	13,035	13,641	12,271

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	12/03	09/03	06/03	03/03	12/02	12/03	12/02
GLA open at end of period - (000's)							
Wholly owned	5,299	5,483	5,449	5,497	5,469	5,299	5,469
Partially owned consolidated (1)	3,273	---	---	---	---	3,273	---
Partially owned (2)	324	318	309	260	260	324	260
Managed properties	434	457	457	457	457	434	457
Total GLA open at end of period	9,330	6,258	6,215	6,214	6,186	9,330	6,186
Weighted average GLA (000's) (3)	5,761	5,286	5,263	5,258	5,235	5,393	5,011
End of period occupancy (1) (2)	96%	95%	96%	95%	98%	96%	98%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.89	$3.75	$3.71	$3.67	$3.85	$15.02	$14.79
Percentage rentals	.26	.15	.11	.07	.31	.59	.71
Expense reimbursements	1.60	1.58	1.58	1.58	1.61	6.34	5.96
Other income	.18	.20	.15	.13	.21	.66	.65
Total revenues	5.93	5.68	5.55	5.45	5.98	22.61	22.11
Expenses							
Property operating	1.88	1.86	1.88	1.84	1.89	7.46	6.96
General & administrative	.38	.47	.47	.46	.43	1.78	1.84
Depreciation & amortization	1.40	1.32	1.32	1.36	1.37	5.40	5.58
Total expenses	3.66	3.65	3.67	3.66	3.69	14.64	14.38
Operating income	2.27	2.03	1.88	1.79	2.29	7.97	7.73
Interest expense	1.18	1.22	1.24	1.27	1.35	4.91	5.68
Income before equity in earnings of unconsolidated joint ventures, minority interest and discontinued operations	$1.09	$.81	$.64	$.52	$.94	$3.06	$2.05
Total revenues less property operating and general & administrative expenses ("NOI")	$3.67	$3.35	$3.20	$3.15	$3.66	$13.37	$13.31

(1) Includes the nine centers from the Charter Oak portfolio acquired on December 19, 2003 of which Tanger owns a 33.3% interest through a joint venture arrangement.

(2) Includes one center in Myrtle Beach, SC of which Tanger owns a 50% interest through a joint venture arrangement.

(3) Represents GLA of wholly owned and partially owned consolidated operating properties weighted by months of operation. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date. Excludes GLA of properties for which their results are included in discontinued operations.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Unconsolidated Joint Venture Information –

Summary Balance Sheets (dollars in thousands)

	12/31/03	09/30/03	06/30/03	03/31/03	12/31/02
Assets					
Investment properties at cost – net	$63,899	$35,200	$35,439	$34,670	$32,153
Cash and cash equivalents	4,145	1,377	634	100	514
Deferred charges – net	1,652	1,767	1,872	1,790	1,751
Other assets	3,277	2,900	1,995	1,500	1,491
Total assets	$72,973	$41,244	$39,940	$38,060	$35,909
Liabilities & Owners' Equity					
Mortgage payable	$54,683	$29,248	$28,692	$25,705	$25,513
Construction trade payables	1,164	751	1,026	1,729	1,644
Accounts payable & other liabilities	564	743	828	868	522
Total liabilities	56,411	30,742	30,546	28,302	27,679
Owners' equity	16,562	10,502	9,394	9,758	8,230
Total liabilities & owners' equity	$72,973	$41,244	$39,940	$38,060	$35,909

Summary Statements of Operations (dollars in thousands)

	Three Months Ended					YTD	
	12/03	09/03	06/03	03/03	12/02	12/03	12/02
Revenues	$2,098	$2,195	$2,158	$1,727	$1,685	$8,178	$4,119
Expenses							
Property operating	760	726	782	704	579	2,972	1,924
General & administrative	26	1	3	17	4	47	13
Depreciation & amortization	613	599	552	528	537	2,292	884
Total expenses	1,399	1,326	1,337	1,249	1,120	5,311	2,821
Operating income	699	869	821	478	565	2,867	1,298
Interest expense	380	372	294	325	322	1,371	578
Net income	$319	$497	$527	$153	$243	$1,496	$720
Tanger Factory Outlet Centers, Inc. share of:							
Total revenues less property operating and general & administrative expenses ("NOI")	$656	$734	$687	$503	$551	$2,580	$1,091
Net income	$180	$267	$280	$92	$142	$819	$392
Depreciation (real estate related)	$293	$287	$266	$255	$255	$1,101	$422

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of December 31, 2003			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,179	9.770%	04/10/05
Commerce I, GA	7,812	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	10,923	7.875%	04/01/09
Kittery I, ME	6,216	7.875%	04/01/09
San Marcos I, TX	18,553	7.875%	04/01/09
San Marcos II, TX	18,746	7.980%	04/01/09
West Branch, MI	6,934	7.875%	04/01/09
Williamsburg, IA	19,064	7.875%	04/01/09
Blowing Rock, NC	9,517	8.860%	09/01/10
Nags Head, NC	6,458	8.860%	09/01/10
Consolidated JV Debt	186,406	6.590%	07/10/08
Premium on Consolidated JV Debt (1)	11,852		
Total mortgage debt (1)	370,160		
Corporate debt			
Unsecured credit facilities	22,650	Libor + (1.60% to 1.75%)	06/30/05
1997 Senior unsecured notes	47,509	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	170,159		
Total debt (1)	$540,319		

(1)   Represents a premium on mortgage debt with an imputed interest rate of 4.97% assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of December 31, 2003		
Year	Scheduled Amortization Payments	Balloon Payments	Total Scheduled Payments
2004	$6,021	$47,509	$53,530
2005 (1)	6,027	43,226	49,253
2006	5,910	53,500	59,410
2007	6,344	--	6,344
2008	3,711	270,719	274,430
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012	--	--	--
2013	--	--	--
2014 & thereafter	--	--	--
	$29,161	$499,306	$528,467
Premium on Consolidated JV Debt (2)			11,852
			$540,319

(1) Balloon payments in 2005 include $22,650 relating to amounts outstanding under the unsecured credit facilities.
(2) Represents a premium on mortgage debt assumed in the Charter Oak acquisition joint venture, which is consolidated on Tanger's balance sheet.

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 6865
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
             3200 Northline Avenue
             Suite 360
             Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 12/31/03

Tanger Outlets